Exhibit 99.1

centerra gold inc.
report pursuant to the Fighting Against Forced Labour and Child Labour in Supply

Chains Act (canada) for the year 2024

1.	Introduction

This report (the “Report”) is jointly produced by Centerra Gold Inc. and Thompson Creek Metals Company Inc. (collectively “Centerra”, the “Corporation”, “our”, “us” or “we”) for the financial year starting January 1, 2024 and ending December 31, 2024 (the “Reporting Period”) and sets out the steps taken by Centerra to prevent and reduce the risk that forced labour or child labour is used at any step of the production of goods in Canada or elsewhere or of goods imported into Canada by the Corporation. For the purposes of the Act (as defined below), Thompson Creek Metals Company Inc. is an entity controlled by Centerra Gold Inc.

This Report constitutes the second report prepared by the Corporation pursuant to Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act (the “Act”).

2.	Steps to prevent and reduce risks of forced labour and child labour

We consider the respect of human rights to be a fundamental corporate responsibility and a value governing all our activities. We place the highest importance on respecting human rights while conducting our business activities everywhere we operate. We expect the same of our business partners.

In general terms, we took the following steps during the Reporting Period (unless otherwise indicated) to prevent and reduce the risk of forced labour or child labour in our business and supply chain:

●	in 2022, we conducted a human rights due diligence exercise at Centerra's operating mines and continue to monitor the findings on an annual basis;

●	received an Independent Limited Assurance Letter attesting to the Company’s conformance with the RGMPs;

●	in 2023, we conducted high-level due diligence on all Centerra’s suppliers through a third-party service provider, which included screening for sanctioned entities, watchlists, politically exposed persons, and flagging modern slavery risks. We conducted similar due diligence on new suppliers that were engaged by us during the Reporting Period; and

●	continued to conduct training throughout the Corporation, including employees working in procurement roles on forced labour, child labour and our Code of Ethics.

Details of the above actions are set out in this Report.

3.	Structure, activities and supply chains

Centerra is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra Gold Inc. shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

We have two operating mining properties: the Mount Milligan Mine in British Columbia, Canada and the Öksüt Mine in Türkiye. We also own the Kemess Project in British Columbia, Canada and the Goldfield Project in Nevada, United States.

We also own a molybdenum business, which includes the Langeloth metallurgical processing facility, operating in Pennsylvania, USA, and two primary molybdenum properties: the Thompson Creek Mine in Idaho, United States, and the Endako Mine (75% ownership) in British Columbia, Canada.

We have mining exploration interests in Canada, the United States and Türkiye, which are owned (directly or indirectly) by Centerra, and properties in Canada, Türkiye and the United States in which we are earning interests pursuant to option agreements with the respective property owners.

Our principal products are gold, copper, and to a lesser extent, molybdenum and ferromolybdenum products. Our Öksüt Mine produces gold doré bars. Our Mount Milligan Mine produces a copper-gold concentrate, and our Langeloth Metallurgical Processing Facility provides tolling roasting services for customers and purchases molybdenum concentrates from third parties to convert to upgraded products.

All gold doré produced at the Öksüt Mine is processed at refining facilities within Türkiye. Copper/gold concentrate produced by the Mount Milligan Mine in Canada is sold to various smelters and off-take purchasers globally. The Langeloth Metallurgical Processing Facility primarily produces molybdic oxide (also known as roasted molybdenum concentrate) and ferromolybdenum which are then sold into the metallurgical and chemical markets. During the Reporting Period, the Öksüt Mine produced 200,525 ounces of gold, the Mount Milligan Mine produced 167,580 ounces of gold and 54.3 million pounds of copper, and the Langeloth Metallurgical Processing Facility roasted 12.4 million pounds of molybdenum.

Centerra conducted business with approximately 2,900 suppliers during the Reporting Period.

Our supply chain includes suppliers of traded and non-traded goods and services, and maritime services (inbound and outbound). Our relationships with suppliers vary from one-off engagements through to long-term contractual agreements. We source a diverse range of goods and services through our global supply chain. The primary categories of goods and services purchased include: support services; equipment consumables, tools and spare parts; utilities; industrial engineering; chemicals; construction and materials; and general industrials. During the Reporting Period, over ninety-nine percent of our suppliers originated from either the United States, Canada, Türkiye, the United Kingdom, Australia, the Netherlands, South Africa, Germany, Spain or Luxembourg.

4.	Policies, Governance and Due Diligence processes

Centerra is committed to embedding human rights considerations into its policies, governance framework and decision making. As such, Centerra sees the management of environmental, social and governance (“ESG”) risks and opportunities as an inherent part of Centerra’s success. Centerra regularly tracks the potential sustainability-related risks that are shaping its operating environment and develops and implements strategies to progress its performance across sustainability areas. Centerra Gold Inc.’s board of directors (the “Board of Directors”) has delegated to its Technical and Corporate Responsibility Committee oversight of polices, practices and systems for effective management of corporate responsibility matters, including safety, health, environment and social performance. Centerra Gold Inc.’s Audit Committee monitors and ensures compliance with the Corporation’s Code of Ethics.

Centerra reports annually on its corporate social responsibility performance and its ESG practices in its Environmental, Social and Governance Report, which is prepared in accordance with the Sustainability Accounting Standards Board Metals & Mining Industry Standard. Our Environmental, Social and Governance Report includes its ESG plan and goals for the following year, as well as the Corporation’s yearly sustainability performance. The current Environmental, Social and Governance Report can be found on our website at: https://sustainability.centerragold.com.

At Centerra we act in accordance with international industry practice, meet regulatory requirements and always strive for continuous improvement. From exploration to construction and operations through to mine closure, we act in accordance with leading international industry practice, meet regulatory requirements and always strive for continuous improvement. As responsible miners, we are committed to implementing and conforming with the World Gold Council’s Responsible Gold Mining Principles (the “RGMPs”), Conflict-Free Gold Standards, Voluntary Principles on Security and Human Rights, among other internationally recognized standards.

4.1.	Human Rights Due Diligence Exercise

In 2022, Centerra requested an external consultant to assess the human rights performance of its Mount Milligan Mine in Canada and its Öksüt Mine in Türkiye against the UN Guiding Principles on Business and Human Rights (“UNGPs”) and other applicable human rights standards. The processes undertaken at Mount Milligan and Öksüt comprised an assessment of potential and actual human rights impacts and built awareness and capacity about the full scope of site responsibilities under the UNGPs and RGMPs resulting in site-specific action plans. This exercise did not identify any material risk of the presence of forced labour or child labour within our supply chain.

During the Reporting Period, we have continued to monitor the site-specific action plans mentioned above which has resulted in the inclusion of human rights clauses into our standard-form contracts and the continuation of training programs addressing forced labour and child labour.

4.2.	Commitment to the RGMPs

The RGMPs serve as a framework that outlines the expectations of the gold mining industry’s stakeholders related to ESG issues. These stakeholders include communities, governments, investors and downstream supply chain actors. We first achieved RGMP conformance in 2022 and continue to be in conformance during the Reporting Period. Through implementing the RGMPs, we developed a proactive approach toward identifying and managing ESG risks including those relating to our supply chain. Since 2023 and each year since Centerra received an Independent Limited Assurance Letter attesting to the Company’s conformance with the RGMPs.

The RGMPs cover a wide range of issues, including specific principles that directly address human rights within our supply chain and our workforce, as follows:

“Principle 3 – Supply chain: we will require that our suppliers conduct their businesses ethically and responsibly as a condition of doing business with us

Supply Chain Policy

3.1 We will adopt and publish a Supply Chain Policy and support our contractors and suppliers to operate responsibly and to standards of ethics, safety, health, human rights and social and environmental performance comparable with our own. We will conduct risk-based monitoring of compliance.

…

Principle 5 – Human rights and conflict: we will respect the human rights of our workforce, affected communities and all those people with whom we interact

UN Guiding Principles

5.1 We will adopt and implement policies, practices and systems based on the UN Guiding Principles on Business and Human Rights.”

4.3.	Supplier Due Diligence

During the Reporting Period, the Corporation conducted a risk analysis by screening new suppliers engaged during 2024 through a comprehensive risk database of adverse media, sanctioned entities, watchlists and politically exposed persons. After completing this due diligence, we found no material risk of the presence of forced labour or child labour within our supply chain.

During the Reporting Period, the Corporation selected a third-party provider to conduct due diligence on our suppliers which is planned to be fully implemented globally in 2025. Such third-party provider will have the capability to flag any of our suppliers who may carry a risk of introducing any forced labour or child labour into our supply chain, as well as the implementation of a risk monitoring system that will notify us of a breach of our Supplier Code of Conduct in real time.

4.4.	Code of Ethics

Centerra’s Code of Ethics applies to all members of the Centerra community, including the Board of Directors, management and employees at every level, in every country and from every Centerra legal entity (including joint ventures where Centerra has a majority/controlling interest).

It addresses ethical conduct in our work environment, business practices and relationships with external stakeholders. The principles set out in the Code of Ethics reflect Centerra’s belief that honesty and integrity foster a positive work environment that strengthens the confidence of all stakeholders. The Code of Ethics details the standards of behaviour expected from everyone to whom it applies in their daily activities and in dealings with others. It also outlines the key responsibilities of Centerra leaders who are to provide a model of high standards of ethical conduct and to create a work environment reflecting both the content and the spirit of the Code of Ethics.

Among other things, our Code of Ethics requires compliance with laws respecting safety and the environment in accordance with Centerra’s Sustainable Development Policy which specifically includes provisions addressing forced labour and child labour, as follows:

“We will ensure that our activities do not directly cause or contribute to human rights violations and shall respect and comply with human rights covenants related to labour, economics, social, culture, health, safety and security, environment and land, modern slavery, cultural heritage, and Indigenous peoples. Centerra will achieve this by:

●	Complying with labour laws and regulations in the jurisdictions in which we operate, and where regulations are not defined, we will refer to international labour standards.

●	Respecting our employees’ rights to fair wages, decent work hours, freedom to form trade unions and freedom from discrimination.

●	Regularly conduct due diligence to ensure that our business activities do not cause or contribute to adverse human rights impacts.

●	Seeking to prevent or mitigate adverse human rights impacts that are directly linked to our operations, including our supply chain.”

The Code of Ethics applies at all times, without exception, to all members of the Board of Directors, all of management and all employees. The Code of Ethics can be found here: https://www.centerragold.com/corporate/corporate-governance/code-of-ethics-and-anti-corruption-policies.

4.5.	Supplier Code of Conduct

In line with Centerra’s vision for its suppliers, Centerra actively engages its supply chain through the adherence of its suppliers to its Supplier Code of Conduct. The Supplier Code of Conduct details our expectations of suppliers in respect of human rights, labour, legal compliance, health and safety, the environment, anti-corruption, ethics, and governance. Prior to starting any work, it is a requirement that all service providers must either agree to our Supplier Code of Conduct or agree to comply with their own code of conduct with substantially similar terms. The Supplier Code of Conduct can be found here: https://www.centerragold.com/corporate/corporate-governance/code-of-ethics-and-anti-corruption-policies.

Our Supplier Code of Conduct specifically includes provisions prohibiting forced labour and child labour, as follows:

“Respect for Human Rights

We are committed to upholding international human rights standards throughout our supply chain. Suppliers must not engage in or support any form of forced or compulsory labour, including bonded labour, involuntary prison labour, or human trafficking. Additionally, suppliers are strictly prohibited from employing individuals below the legal working age in their respective countries or regions. We expect our suppliers to respect responsible employment practices, diversity, and human rights in the workplace and the communities in which they operate. Suppliers should implement effective policies and procedures, proportionate to their size, sector, and context, to ensure compliance with these standards. This includes providing safe and healthy working conditions, respecting diversity, and fostering a work environment free from discrimination. Suppliers are also expected to have grievance mechanisms for workers and community members, ensuring that concerns can be raised without fear of reprisals.”

4.6.	Complaint Procedure

In accordance with our Code of Ethics, our Supplier Code of Conduct and our Complaint Procedure on our website (https://www.centerragold.com/corporate/corporate-governance/complaint-procedure), should employees or suppliers have concerns regarding forced labour or child labour, or other matters, they have a responsibility to report their suspicions without fear of dismissal or retaliation of any kind. To that effect, Centerra provides multiple channels for them to report any potential breach, on a confidential basis or not, such as:

●	Employees can contact their supervisors, or any member of senior management;

●	Employees can contact the Audit Committee Chair by sending by regular mail (or other means of delivery) to the corporate headquarters of Centerra. Any such mail shall be delivered unopened to the Audit Committee Chair; or

●	Employees may report their concerns anonymously by using Centerra’s Compliance Hotline, which has been established in connection with the Code of Ethics. The Compliance Hotline is a 24 hours-a-day service which is operated by an independent third-party service provider and can be accessed via phone, internet or mail. All submissions through the Compliance Hotline are then reviewed by internal members of the Corporation’s legal team.

5.	Assessing and managing our risk

Centerra uses a risk-based approach to assess and manage the risk of forced labour and child labour being utilized in its supply chain. Our approach helps us prioritize our efforts and adjust our actions, our ongoing conformance with the RGMPs and our Supplier Due Diligence process. In practice, this has resulted in the implementation of an action-oriented approach consisting of Human Rights Due Diligence for each of our operating mines. These operations are actively working to implement their action plans. Further, our methodology to identify risks in our supply chain through our Supplier Due Diligence process notably combines country risk and event risk indicators as well as leveraging a comprehensive risk database of adverse media, sanctions, watchlists, and politically exposed persons. Risk information is then curated into detailed profiles by individuals or organization and then reviewed by management of Centerra to conduct a risk assessment. To date, the due diligence conducted by Centerra has not identified a material risk within our supply chain regarding the presence of forced labour or child labour.

6.	Remediation Measures

Our Code of Ethics, Supplier Code of Conduct and Complaint Procedure offer a reporting mechanism for our employees and suppliers to report ethical or legal violations, among other concerns. Our Supplier Code of Conduct also includes information on the Compliance Hotline, which suppliers can use to raise concerns. In accordance with our policies, if a situation of non-compliance is identified, Centerra will work to develop and implement a corrective plan to improve and remedy the situation. To date, Centerra has not identified or has knowledge of any material risk of the presence of forced labour or child labour used in its activities or supply chain and therefore has not undertaken any measures to: (i) remediate forced labour or child labour in its activities and supply chain; or (ii) remediate loss of income that results from any measure taken to eliminate the use of forced labour or child labour in its activities and supply chain.

7.	Training

Employees of Centerra receive regular tailored training on ethical topics and our policies. All new office employees are assigned a mandatory onboarding training package which includes training on our Code of Ethics. On an annual basis, all office employees are required to certify their abidance by our Code of Ethics.

During the Reporting Period, Centerra provided training to targeted audiences concerning human rights and the Act which addressed forced labour and child labour, including those individuals who work in procurement roles within Centerra.

8.	Assessing effectiveness

Centerra has in place a number of measures to identify, prevent and reduce the risk that forced labour or child labour is used in our activities and supply chain. While we have not yet taken any actions to assess the effectiveness of those measures, Centerra intends to assess its effectiveness in preventing and reducing risks of forced labour and child labour in its activities and supply chain in 2026.

9.	Approval and Attestation

This Report was approved pursuant to subparagraph 11(4)(b)(ii) of the Act by the Board of Directors of Centerra Gold Inc.

In accordance with the requirements of the Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in the Report for the entities listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the Report is true, accurate and complete in all material respects for the purposes of the Act, for the Reporting Period.

I have the authority to bind Centerra Gold Inc.

Per:	(signed) “Michael Parrett”

Full Name: Michael Parrett

Chair and Director of Centerra Gold Inc.

Date: April 7, 2025